# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sanara MedTech Inc., CIK 0000714256
CUSIP: 79957L100
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1200 Summit Ave, Suite 414, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 07/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002027613

## Reporting persons
- Tall Pines Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stonebridge Wealth Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sanara MedTech Inc.
Address of issuer's principal executive offices: 1200 Summit Ave, Suite 414, Fort Worth, TX, 76102

## Item 2. Person Filing
Name of person filing: Christopher M. Plahm
Address of principal business office or, if none, residence: 1010 Jorie Blvd, Suite 144 Oak Brook, IL 60523
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tall Pines Capital, LLC: Christopher M. Plahm, Investment Advisor (07/30/2026)
- Stonebridge Wealth Management, LLC: Christopher M. Plahm, Investment Advisor (07/30/2026)